EXHIBIT 99.1

Lifeway Foods, Inc. Announces Results for the Second Quarter Ended June 30, 2016

Second Quarter Earnings per Diluted Share $0.13

Morton Grove, IL — August 17, 2016 — Lifeway Foods, Inc., (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the second quarter ended June 30, 2016.

"We are pleased to report solid top-line growth and strong margin expansion primarily from lower milk prices and manufacturing efficiencies which fueled our highest second quarter profitability in the Company's history," said Julie Smolyansky, CEO of Lifeway Foods, Inc. "Our team continues to build Lifeway's consumer awareness of our diverse portfolio of kefir products and we achieved increased distribution across retail sales channels. We are confident that our positive momentum will continue and believe we are well positioned to achieve future growth as we execute on our strategic initiatives."

Second Quarter Results

Second quarter of 2016 net sales increased 4.4% to $31.1 million from $29.8 million in the second quarter of 2015 driven by higher sales of the Company's kefir products.

Gross profit as a percent of net sales increased to 32.7% from 23.5% in the same period last year.  The second quarter of 2016 gross margin improvement reflects lower milk prices, fewer discounts given to customers, lower packaging costs, improved labor productivity and improved manufacturing costs related to increased production at the Waukesha facility, partially offset by an increase in certain ingredient costs.

Selling expenses increased approximately by $0.8 million to $3.5 million during the second quarter of 2016 from $2.6 million in the second quarter of 2015. The increase in selling expenses reflects an increase in advertising costs associated with an eight-week advertising campaign in the second quarter and higher royalty expense. As a percentage of net sales, selling expenses increased to 11.1% compared to 8.8% in the same period last year.

Net income was approximately $2.1 million, or $0.13 per diluted share for the quarter ended June 30, 2016, compared to $0.1 million, or $0.01 per diluted share for the quarter ended June 30, 2015.

The effective tax rate for second quarter of 2016 was 27.2% compared to 54.7% in the second quarter of 2015.  The lower tax rate in the second quarter of 2016 was primarily driven by certain operating expenses that were not fully deductible for federal income tax purposes in 2015.

First Six Months of Fiscal 2016

Total consolidated net sales increased by $4.3 million, or approximately 7.2%, to $63.7 million during the six-month period ended June 30, 2016 from $59.4 million during the same six-month period in 2015.

Gross profit as a percent of net sales increased to 30.5% from 25.9% in the same period last year. The gross margin improvement reflects lower milk prices, fewer discounts given to customers and improved leverage of manufacturing costs related to increased production at the Waukesha facility.

Selling expenses increased approximately 8.6% to $6.4 million during the first six months of 2016 from $5.9 million in the first six months of 2015. As a percentage of net sales, selling expenses increased to 10.1% compared to 10.0% in the same period last year.

Provision for income taxes was $1.4 million, or a 31.3% effective rate, for the first six months of 2016 compared to $0.8 million, or a 50.6% effective tax rate, during the same period in 2015.

Net income was $3.1 million or $0.19 per share for the six-month period ended June 30, 2016 compared to $0.8 million or $0.05 per share in the same period in 2015.

Restatement of First Quarter Results

On August 15, 2016, the Company filed a restatement of its financial results for the quarterly period ended March 31, 2016.

The Company's financial results for the first quarter ended March 31, 2016 as reported in its amended Form 10-Q differed as follows from the amounts reported in the original filing:

●	Increase gross profit by $0.6 million to $9.2 million;
●	Increase net income by $0.3 million to $0.95 million;
●	Increase basic and diluted earnings per common share by $0.02 to $0.06;
●	Increase inventory by $0.7 million, accounts payable by $0.1 million, and accrued expenses by $0.1 million;
●	Reduce refundable income taxes by $0.2 million;
●	Increase general and administrative expense by $0.1 million, selling expenses by $0.02 million, and income before provision for income taxes for the Restated Period by $0.5 million.

Additional information relating to the restatement is included in the Form 10-Q/A filed on August 15, 2016.

Balance Sheet

Cash and cash equivalents were approximately $6.0 million as of June 30, 2016 compared to cash and cash equivalents of $5.6 million as of December 31, 2015.

The Company repurchased approximately 69,000 shares of common stock at a cost of $738 million during the six months ended June 30, 2016. Approximately 1.2 million shares remain available to repurchase under our authorized program as of June 30, 2016.  The stock repurchase program has no expiration date and may be suspended or discontinued at any time.

Conference Call

The Company will host a conference call to discuss these results with additional comments and details on Wednesday, August 17, 2016 at 10:00 a.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods' website at www.lifewaykefir.com, and will be archived online through August 31, 2016. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, Ed Smolyansky, Chief Operating Officer, and John Waldron, Chief Financial Officer.

About Lifeway Foods

Lifeway Foods, Inc. (LWAY), recently named one of Forbes' Best Small Companies, is America's leading supplier of the probiotic fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway's tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis, in Canada, Latin America and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
YouTube: http://www.youtube.com/user/lifewaykefir

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the Company's control, which could cause actual results to differ materially from such statements. Forward-looking statements often address our expected future business and financial performance, and often contain words such as "believe," "expect," "anticipate," "intend," "plan," or "will." By their nature, forward-looking statements address matters that are subject to risks and uncertainties. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Examples of such forward-looking statements include, but are not limited to, statements regarding our expectations with regard to any restated amount in our financial statements for the Restated Period or our anticipated financial results for the three months ended March 31, 2016. Factors that could cause or contribute to such differences include: the review of the Company's accounting, accounting policies and internal control over financial reporting; the preparation of and review of the Amended Form 10-Q; and the subsequent discovery of additional adjustments to the Company's previously issued financial statements. Actual events or results may differ materially from the Company's expectations. In addition, our financial results and stock price may suffer as a result of this review and any subsequent determinations from this process or any actions taken by governmental or other regulatory bodies as a result of this process.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, and Lifeway's other filings with the SEC, which are available at www.lifewaykefir.com. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

 Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner Hunter Wells
646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
June 30, 2016 and December 31, 2015
(In thousands)

	June 30, 2016 (Unaudited)	December 31, 2015
Current assets
Cash and cash equivalents	$6,064	$5,646
Investments, at fair value	1,763	2,216
Certificates of deposits in financial institutions	—	513
Inventories	9,312	7,664
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,700 and $1,800 at June 30, 2016 and December 31, 2015 respectively	10,136	9,604
Prepaid expenses and other current assets	650	201
Deferred income taxes	509	556
Refundable income taxes	519	449
Total current assets	28,953	26,849

Property and equipment, net	21,301	21,375

Intangible assets
Goodwill & indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	1,991	2,344
Total intangible assets	16,059	16,412

Other Assets
Long-term accounts receivable, net of current portion	252	282
Total assets	$66,565	$64,918

Current liabilities
Current maturities of notes payable	$840	$840
Accounts payable	6,681	8,393
Accrued expenses	2,302	1,538
Accrued income taxes	628	52
Total current liabilities	10,451	10,823

Notes payable	6,699	7,119

Deferred income taxes	1,719	1,719
Total liabilities	18,869	19,661

Stockholders' equity
Common stock, no par value; 40,000 shares authorized;
17,274, shares issued; 16,141 and 16,210 shares
outstanding at June 30, 2016 and December 31, 2015 respectively	6,509	6,509
Paid-in-capital	2,075	2,033
Treasury stock, at cost	(10,468)	(9,730)
Retained earnings	49,578	46,516
Accumulated other comprehensive loss, net of taxes	2	(71)
Total stockholders' equity	47,696	45,257

Total liabilities and stockholders' equity	$66,565	$64,918

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three Months and Six Months ended June 30, 2016 and 2015
(Unaudited)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Net sales	$31,131	$29,821	$63,701	$59,443

Cost of goods sold	20,306	22,201	43,026	42,849
Depreciation expense	633	604	1,264	1,195

Total cost of goods sold	20,939	22,805	44,290	44,044

Gross profit	10,192	7,016	19,411	15,399

Selling expenses	3,463	2,618	6,427	5,920
General and administrative	3,503	4,170	7,968	7,662
Amortization expense	177	179	353	358

Total operating expenses	7,143	6,967	14,748	13,940

Income from operations	3,049	49	4,663	1,459

Other income (expense):
Interest expense	(47)	(59)	(105)	(124)
Loss on sale of investments, net reclassified from OCI	(15)	(17)	(27)	(22)
Impairment of investments	—	—	—	(180)
(Loss) / Gain on sale of property and equipment	(151)	207	(151)	243
Other income (expense), net	60	38	77	147
Total other income (expense)	(153)	169	(206)	64

Income before provision for income taxes	2,896	218	4,457	1,523

Provision for income taxes	789	120	1,395	770

Net income	$2,107	$98	$3,062	$753

Basic and diluted earnings per common share	$0.13	$0.01	$0.19	$0.05

Weighted average number of shares outstanding	16,149	16,346	16,169	16,346

COMPREHENSIVE INCOME

Net income	$2,107	$98	$3,062	$753

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments, net of taxes	12	(31)	56	(65)
Reclassifications to earnings:
Other than temporary impairment of investments, net of taxes	—	4	—	108
Realized (gains) losses on investments, net of taxes	24	18	17	15

Comprehensive income	$2,143	$89	$3,135	$811

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2016 and 2015
 (Unaudited)
(In thousands)

Cash flows from operating activities:	2016	2015
Net income	$3,062	$753
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	1,617	1,553
Loss on sale of investments, net	27	22
Impairment of investments	—	180
Deferred income taxes	—	(352)
Stock based compensation	42	—
Loss / (Gain) on sale of property and equipment	151	(243)
(Increase) decrease in operating assets:
Accounts receivable	(532)	(167)
Inventories	(1,649)	(476)
Refundable income taxes	(70)	399
Prepaid expenses and other current assets	(418)	244
Increase (decrease) in operating liabilities:
Accounts payable	(1,710)	138
Accrued expenses	765	2,637
Income taxes payable	576	15
Net cash provided by operating activities	1,861	4,703

Cash flows from investing activities:
Purchases of investments	(479)	(1,287)
Proceeds from sale of investments	1,024	1,134
Redemption of certificates of deposits	513	100
Investments in certificates of deposit	—	(385)
Purchases of property and equipment	(1,382)	(1,377)
Proceeds from sale of equipment	39	342
Net cash used in investing activities	(285)	(1,473)

Cash flows from financing activities:
Purchase of treasury stock	(738)	—
Repayment of notes payable	(420)	(617)
Net cash used in financing activities	(1,158)	(617)

Net increase in cash and cash equivalents	418	2,613
Cash and cash equivalents at the beginning of the period	5,646	3,260
Cash and cash equivalents at the end of the period	$6,064	$5,873
Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$886	$883
Cash paid for interest	$105	$124